Exhibit 1

                                         Trading Symbols (TSX-V:LM; OTC BB: LMDCF)

151 Bloor St West                                       Jianwai SOHO, Building 17
 Suite 703                                                  Suite 601, 39 East 3rd Ring Rd
Toronto, Ontario                                              Dong San Huan Zhong Lu
Canada M5S 1S4                                                    Beijing 100022 China

Tel :  416.927.7000                                                Tel:  86.10.5900.0152
Fax : 416.927.1222                                                Fax:  86.10.5900.1801
                                         www.lingomedia.com

Form 51 – 102 F1

Management Discussion & Analysis

Second Quarter Ended September 30, 2008
(Unaudited – See Notice to Reader)

November 27, 2008

Notice to Reader

Management has compiled the unaudited financial statements of Lingo Media Corporation (“Lingo Media” or the “Company”) (formerly Lingo Media Inc.) consisting of the Interim Consolidated Balance Sheets as at September 30, 2008 and the Interim Statements of Deficit, Operations, and Cash Flows for the nine months ended September 30, 2008. All amounts are stated in Canadian dollars. An accounting firm has not reviewed or audited this interim financial information.

Cautions Regarding Forward-Looking Statements

This Management Discussion & Analysis (“MD&A”) contains certain forward-looking statements, which reflect Management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect Management’s current beliefs and are based on information currently available to Management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what Management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Risk Assessment" section of this MD&A.

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2008
MANAGEMENT DISCUSSION & ANALYSIS

The following MD&A of Lingo Media’s financial condition and results of operations, prepared as of September 30, 2008, should be read in conjunction with the Company's interim financial statements for the nine months ended September 30, 2008 and the Company’s annual audited consolidated financial statements and accompanying notes for the years ended December 31, 2007 and 2006, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in Canadian dollars unless stated otherwise. These documents can be found on the SEDAR website, www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the reporting period to those of the preceding comparable period. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.

These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual results could vary.

Summary Description of Lingo Media

Lingo Media is a diversified online and print-based education product and services company.

As of September 30, 2008, the Company operates three distinct business segments as follows:

Online English Language Learning

The Company offers a groundbreaking online service using robust speech recognition technology acquired through its acquisition of Speak2Me Inc. in October 2007. This online service currently provides participants with more than 350-targeted, interactive English language modules with a virtual teacher. Launched in China in April 2008, on an invitation only basis, Speak2Me is a free, advertising-based portal and is available at www.speak2me.cn

English Language Learning Publishing

In China, Lingo Media continues to expand its business via its subsidiary, Lingo Learning Inc.  (“Lingo Learning”) (formerly Lingo Media Ltd.), a print-based publisher of English Language Learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 200 million students. To date, it has published 244 million units from its library of more than 340 program titles in China.

Early Childhood Development Publishing

A+ Child Development (Canada) Ltd. (“A+”) publishes and distributes educational materials aimed at the early childhood market on a direct-to-consumer basis. A+ has developed a proprietary curriculum for parents to use with their children based on the latest neuroscience research. To date, A+ has focused its marketing efforts only in Canada. Lingo Media holds a 70.33% controlling interest in A+.

Recent Developments

On October 15, 2008, the Company announced that its shareholders had approved a $5 million investment from Orascom Telecom Holding S.A.E. ("Orascom Telecom") as previously announced on September 17, 2008 at which time financing was closed in escrow subject to certain conditions including shareholders approval.

On October 14, 2008, shareholders approved the issuance of 2,857,143 Special Warrants of Lingo Media to Orascom Telecom pursuant to the terms of a subscription agreement (the "Subscription Agreement") dated August 21, 2008 (the "Offering"), as described in Lingo Media’s press release dated on September 17, 2008 and Management Information Circular dated September 12, 2008. The proceeds from the Offering will be used for Lingo Media’s on-going development, maintenance and operation of Speak2Me’s web portal and for general working capital purposes.

Each Unit consists of one common share (“Common Share”) and three-quarters (0.75) of one warrant (“Warrant”).  Each whole Warrant is exercisable to acquire one further Common Share for a period of 24 months from September 15, 2008 (the "Closing Date"): (i) at a price of $4.00 for a period of 12-months from the Closing Date, (ii) at a price of $6.00 per Common Share if exercised between 12-18 months from the Closing Date, and (iii) at a price of $8.00 per Common Share if exercised between 18-24 months from the Closing Date. The Warrants are callable, 120 days after the Closing Date, at the option of Lingo Media, in the event the Common Shares of the Company trade at or over 50% above the strike price of the Warrant for 10 consecutive trading days. All securities issued pursuant to the Offering are subject to a four-month hold period from the Closing Date.

The shareholders also approved the election of the proposed slate of directors of Lingo Media, including two new directors:

Ashraf Halim has 20 years of commercial and Management experience of which 17 are in the telecom industry.  He is currently responsible for Strategic Marketing for Orascom Telecom, a role which encompasses market strategy, commercial budget, pricing, products and services roadmap and research. In this capacity, Mr. Halim spearheaded various successful key strategic commercial initiatives for Orascom Telecom.  Prior to joining Orascom Telecom, Mr. Halim held the position of Marketing Deputy Director with the Egyptian Company for Mobile Services, and several commercial positions with Lucent Technologies in both Egypt and the UK where he was in charge of the GSM business development for Lucent in the Middle East and Africa. Mr. Halim holds a BSc. in Engineering from Cairo University.

Ashesh Shah is an entrepreneur and corporate advisor who enjoy the dynamic process of taking concepts from “ideation” to commercialization. Mr. Shah co-founded InterMedia Interactive Software in 1991, a firm specializing in consumer-focused education CD-ROM titles. From 1998 to 2004, Mr. Shah built several internet-focused firms targeting healthcare and “clicks and mortar” clients. From 2004-2007, Mr. Shah served as a General Partner with the DCP Group, a boutique consulting firm specializing in cross-border advisory services designed to assist education-market clients in evaluating market opportunities, and building relationship networks to accelerate their success in international markets. Currently, Mr. Shah is actively pursuing several entrepreneurial activities that leverage his cross-cultural and technology expertise. He serves as the CEO of Maxx Medical.

On October 2, 2008, the Company announced that its subsidiary, Speak2Me Inc., had been approved by the Chinese Academy of Social Sciences as a key element in its effort to promote spoken English skills among its researchers, students and administrative staff. The Academy’s English Language Center (“ELC”) first introduced Speak2Me as a pilot program in June 2008. The pilot was opened to a group of 60 researchers and post-graduate students who were scheduled to attend academic conferences abroad. Now, with the pilot complete, ELC will open up the system to its staff of over 10,000 scholars and researchers in Beijing, and recommend adoption of Speak2Me by its satellite institutions around China.

Revenue Recognition Policy

Lingo Media earns royalty revenues from its key customer, People’s Education Press (“PEP”), a Chinese State Ministry of Education publisher on the following basis:

•  Finished Product Sales – PEP prints and sells Lingo Media’s English language learning programs to provincial distributors in China;

•  Licensing Sales – PEP licenses Lingo Media’s English language learning programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In accordance with the Co-Publishing Agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of Finished Product Sales and a royalty on actual revenues of Licensing Sales.  PEP provides Lingo Media with print run reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information.  Under the Co-Publishing Agreement, Lingo Media invoices PEP on a quarterly basis at 40% of the prior six months actual sales.  PEP then provides a reconciliation of the royalty revenues for Q1 and Q2 by the end of August and for Q3 and Q4 by the end of March.

The Company invoices PEP on a quarterly basis so as to maintain a consistency in its cash flows throughout the year.  Amounts received from these invoices are recorded as unearned revenues during the respective quarter and reconciled to actual earned revenues at the end of Q2 and Q4.

In China, royalty revenues from sales by licensees of finished products are recognized upon the confirmation of production runs.  Royalty revenues from audiovisual products are recognized upon the confirmation of sales, and when collectability is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Amounts received in advance of the confirmation are treated as unearned revenue. Revenues from the sale of published and supplemental products are recognized upon delivery by PEP and when the risk of ownership is transferred and collectability is reasonably assured.

In Canada, revenues from the sale of educational products are recognized at the time of delivery and when the risk of ownership is transferred and collectability is reasonably assured.

Overall Performance

China

Lingo Media continues to expand its legacy business via its subsidiary, Lingo Learning, a print-based publisher of English Language Learning programs in China since 2001. Lingo Learning has established presence in China’s education market of 200 million students. To date, it has published over 244 million units from its library of more than 340 program titles in China.

Lingo Media’s key customer in China, PEP, represents a significant portion of its overall revenues on an annual basis and therefore the Company’s Management team in China is focused on maintaining and further advancing this relationship.

Revenues from China for first nine months of 2008 are $425,226 compared to $260,595 for the corresponding period in 2007.  The Company is in its eighth year of its co-publishing contract with PEP and is now revising its programs for another sales cycle. Additionally, Lingo Media is developing new programs and has launched one new program to augment its existing royalty revenue stream.

Lingo Media has also developed a new media platform that focuses on online advertising in China via its Internet-based English Language Learning portal, through its subsidiary, Speak2Me Inc. As at September 30, 2008, the Company has not earned any revenue through this subsidiary.

Canada

In Canada, Lingo Media earns its revenues through its 70.33% subsidiary A+.

A+ derives revenues from publishing and distribution of educational materials aimed at the early childhood market.  A+ has developed a successful and proprietary curriculum for parents to use with their children based on the latest neuroscience research. To date, A+ has focused its marketing efforts only in Canada. With Lingo Media’s established operations in Beijing, A+ plans to introduce its learning system and products to parents of pre-school children across China.

Revenues and expenses of A+ for the nine months period ending September 30, 2008 are consolidated in the operations of Lingo Media.  Lingo Media reported revenues of $2,164,611 and expenses of $2,480,391 from A+.

Market Trends and Business Uncertainties

Lingo Media believes that the trends in English language learning in China are strong and growing. The Chinese State Ministry of Education (“MOE”) is expanding its mandate for the teaching of English learning programs to students. Although the outlook for learning English in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

In Canada, although the pre-school supplemental education market remains strong, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

Financial Highlights

For the nine months ended, September 30,	2008	2007
Revenue:
China	425,226	260,595
Canada	2,174,203	2,272,909
	2,599,428	2,533,504
Net Loss	(1,692,507)	(587,442)
Total Assets	8,058,211	3,131,432
Long Term Debt	-	689,245
Working Capital (Deficiency)	(2,181,378)	(464,999)
Cash Flow (Used) Provided In Operations	249,706	(361,225)

As at September 30, 2008 the Company had a working capital deficiency of ($2,181,378) compared to ($464,999) for the period ended September 30, 2007.  Net loss for the nine months ended September 30, 2008 was ($1,692,507) compared to a net loss of ($587,442) for the nine months ended September 30, 2007.

As of September 30, 2008, A+, the Company’s 70.33% subsidiary, had a credit line of $500,000 with an outstanding balance of $240,000. This bank facility bears interest at prime plus 4% per annum and is secured by a Guaranteed Investment Certificate of $150,000 and a charge on all assets of A+. The terms of this revolving line of credit require that certain measurable covenants be met.  As at September 30, 2008, the Company was in violation of certain covenants and accordingly has reflected the outstanding amount of $240,000 as a current liability.

In nine months ended September 30, 2008, the Company accrued government grants in the amount of $72,370 (Q3-2007 – $93,750). These grants are received to subsidize certain expenses relating to its publishing projects in China.

The Company had cash on hand as at September 30, 2008 of $8,791 and continues to rely on its revenues from early childhood programs, its recurring royalty stream from China and future equity and/or debt financings to fund its operations.

Results of Operations

Revenue and Margin

Lingo Media earned revenues in China and Canada as follows:

For the nine months ended September 30, 2008	China	Canada	Total
Revenue	$425,226	$2,174,202	$2,599,428
Cost of Sales	53,269	459,059	512,328
Margin	$371,957	$1,715,143	$2,087,100

Revenues from China for the nine months ended September 30, 2008 were $425,226 compared to $260,595 for same period in 2007. The Company continues to advance its relationship with PEP and is undergoing revisions to its current programs and developing new programs to increase its royalty revenue.

In Canada, Lingo Media earns its revenues through A+, its subsidiary acquired October 1, 2006. A+ derives revenues from publishing and distribution of educational materials aimed at the early childhood market. A+ has developed a proprietary curriculum for parents to use with their children based on the latest neuroscience research. To date, A+ has focused its marketing efforts only in Canada. With Lingo Media’s established operations in Beijing, A+ plans to introduce its learning system and products to parents of pre-school children across China.

Selling General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, rent, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period.

Overall, general and administrative expenses increased due to the acquisition and consolidation of Speak2Me’s operations into the financial results of Lingo Media. Below is the detailed analysis of general and administrative expenses for the nine months ended September 30, 2008:

For the nine months ended September 30, 2008	Online English Language Learning	English Language Learning Publishing	Early Childhood Development Publishing	Total
Selling	-	-	1,096,199	1,096,199
Advertising and Promotion	-	-	10,676	10,676
Executive Compensation	-	135,000	232,210	367,210
Consulting Fees and Employee Compensation	-	395,790	73,917	469,707
Travel	-	40,861	19,651	60,512
Administration	-	308,248	326,864	635,112
Premises	-	77,301	137,632	214,932
Equipment Leases	-	14,669	-	14,669
Foreign Exchange	-	106,011	-	106,011
Shareholder Services	-	53,337	-	53,337
Professional Fees	-	120,443	44,050	164,493
	-	1,251,659	1,941,199	3,192,858
Less: Grants	-	(24,759)	-	(24,759)
Total	-	1,226,900	1,941,199	3,168,099

Government Grants

The Company makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenue) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. The Company records a liability for the repayment of the grants in the period in which conditions arise that will cause the government grants to be repayable.  Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the quarter, the conditions for the repayment of grants did not arise and no liability was recorded. Included as a reduction of general and administrative expenses, are government grants of $24,759 for the first nine months of 2008 period, the amount includes one time reduction of $45,000 based on an anticipated adjustment for prior period grant (Q3-2007 – $93,750), relating to the Company's publishing projects in China.  While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, and that the Company will meet the eligibility requirements for the grants or that the programs will still be offered.

In 2007, the Canadian government conducted a routine audit on companies that received funding under its CIDA INC program from 2003 thru 2005 that included Lingo Media. Based on the review by an independent auditing firm, they determined that eligible expenditures should be adjusted and reclassified resulting in an audit adjustment amount of $139,420. The Company is in the process of appealing this audit adjustment and as a result of this negotiation this amount has been reduced by CIDA INC to $111,275.  The Company does not believe that it appropriately reflects the eligible expenditures that the Company incurred on a project in China and continues with the negotiation process. An amount of $45,000 has been accrued in the financial statements as at September 30, 2008.

Foreign Exchange

Included in general and administrative expenses is a foreign exchange loss of approximately $106,011 as compared to a gain of $18,341 during the first nine months of 2008, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a substantial portion of its revenue is denominated in US dollars and Chinese Rembini (RMB).

Interest and Other Financial Expenses

During the first nine months period ending September 30, 2008, the Company had loans payable bearing interest at 12% (Q3-2007 - 12%) per annum. Interest expense related to these loans for the nine months period ending September 30, 2008 is $47,554.  At September 30, 2008, $733,494 plus interest was due to those lenders.

In addition, the Company has a revolving line of credit bearing interest at prime plus 4% per annum. This bank facility is supported by general security agreements, a short term investment and a charge against limited to A+’s accounts receivable and inventory.  Interest expense paid on the loan for the nine months ended September 30, 2008 was $14,515. The outstanding balance of these loans at quarter-end was $240,000.

Amortization

The following is a summary amortization schedule:

For the nine months ended, September 30,	2008	2007
Property Plant and Equipment	21,249	13,522
Development Costs	73,832	49,794
	95,081	63,316

Amortization expense includes amortization of property and equipment and development costs. The amortization charge for nine months ended September 30, 2008 was $95,081 (Q3-2007 - $63,316). This represents a significant increase over 2007 due to the increase in development cost.

Stock-Based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During the nine months period ending September 30, 2008, the Company expensed $321,667 compared to $110,408 during Q3-2007.  The reduction in this expense is primarily due to fewer stock options vested during the period as compared to 2007.

Net Loss

The Company reported a net loss of ($1,692,507) for the nine months period ended September 30, 2008 as compared to a net loss of ($587,442) in 2007. The Company reported taxes paid of $61,658 for the nine months period ended September 30, 2008 compared to taxes paid of $37,786 in 2007.  This increase in tax is directly related to the withholding taxes on the increase in royalty income from PEP in China.

Summary of Quarterly Results

	Q4-06	Q1-07	Q2-07	Q3-07	Q4-07	Q1-08	Q2-08	Q3-08
Revenue	1,287,468	667,533	925,978	939,993	1,470,853	671,793	1,157,313	770,322
Income (Loss) Before Taxes	159,880	(309,674)	(41,930)	(197,906)	(336,635)	(453,552)	(434,268)	(743,030)
Net Income (Loss)	87,941	439,284	(79,716)	(197,906)	(516,754)	(453,552)	(491,231)	(747,725)

Liquidity and Capital Resources

As at September 30, 2008, the Company had cash of $8,791 (Q3-2007 - cash $1,898), short term investment of $150,000 and accounts and grants receivable of $685,481 (Q3-2007 - $573,326). The Company’s total current assets amounted to $1,007,546 (Q3-2007 - $1,078,490) with current liabilities of $3,188,923 (Q3-2007 - $1,543,489) resulting in a working capital deficiency of $2,181,377 (Q3-2007 - working capital deficiency of $464,999).

During the course of nine months ending September 30, 2008, the Company received $3,017 through the exercise of stock options. The Company secured additional loans in the amount of $109,000 from non-related parties.  As at September 30, 2008, the Company through A+ had a line of credit with a balance outstanding of $240,000 that is secured by a General Security Agreement on A+ and the short-term investment of $150,000.

The Company receives government grants based on certain eligibility criteria for publishing industry international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company receives these grants throughout the quarter from different agencies for government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Government grants accrued during first nine months ended September 30, 2008 were $69,759 and were reduced by $45,000 based on an anticipated reimbursement which arose from a review of a prior year grant, resulting in a net grant of $24,759 compared to $93,750 during the same period in 2007.

Completing a $5 million private placement subsequent to the quarter end (details of which are outlined in the subsequent event section), the Company plans on raising additional equity through private placements, as the capital markets permit, in an effort to finance its growth plans in addition to finance ongoing working capital needs resulting there from.  The Company has been successful in raising sufficient working capital in the past.

Commitments

Future minimum lease payments under operating leases for premises and equipment are as follows:

2009 2010 2011 2012 2013	221,470 177,164 32,106 5,094 719

In June 2005, the Company signed a definitive Joint Venture Agreement (“JV Agreement”) with Sanlong Cultural Communication Co. Ltd. (“Sanlong”). The joint venture company will be known as Hebei Jintu Education Book Co. Ltd. (“Jintu”) to be located in Shijiazhuang, Hebei Province, China. Under the JV Agreement, Lingo Media will invest approximately CDN $365,000 (¥2,550,000 RMB) for its 51% share of Jintu. The closing is subject to regulatory approval, specifically government approval in China. Pursuant to the June 2005 agreement, as at December 31, 2007 the Company had advanced $182,520 to fund working capital needs of Sanlong through a third party and incurred $157,419 in expenditures related to pre-operating costs. The joint venture is awaiting government approval in China.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance finance arrangements.

Transactions with Related Parties

During the quarter, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties. These transactions have not been disclosed elsewhere in the financial statements:

During the quarter, the Company was reimbursed $27,000 (2007 - $22,500) from a corporation with one director in common for rent, administration, office charges and telecommunications.

Subsequent Event

On October 15, 2008, the Company announced that its shareholders had approved a $5 million investment from Orascom Telecom Holding S.A.E. ("Orascom Telecom") as previously announced on September 17, 2008 at which time financing was closed in escrow subject to certain conditions including shareholders approval.

On October 14, 2008, shareholders approved the issuance of 2,857,143 Special Warrants of Lingo Media to Orascom Telecom pursuant to the terms of a subscription agreement (the "Subscription Agreement") dated August 21, 2008 (the "Offering"), as described in Lingo Media’s press release dated on September 17, 2008 and Management Information Circular dated September 12, 2008. The proceeds from the Offering will be used for Lingo Media’s on-going development, maintenance and operation of Speak2Me’s web portal and for general working capital purposes.

Each Unit consists of one common share (“Common Share”) and three-quarters (0.75) of one warrant (“Warrant”).  Each whole Warrant is exercisable to acquire one further Common Share for a period of 24 months from September 15, 2008 (the "Closing Date"): (i) at a price of $4.00 for a period of 12-months from the Closing Date, (ii) at a price of $6.00 per Common Share if exercised between 12-18 months from the Closing Date, and (iii) at a price of $8.00 per Common Share if exercised between 18-24 months from the Closing Date. The Warrants are callable, 120 days after the Closing Date, at the option of Lingo Media, in the event the Common Shares of the Company trade at or over 50% above the strike price of the Warrant for 10 consecutive trading days. All securities issued pursuant to the Offering are subject to a four-month hold period from the Closing Date.

Additional Disclosure

Development Costs

Development costs consist of the following:
	September-2008	December-2007
Cost	$1,641,792	$1,552,572
Less: Accumulated Amortization	(1,393,513)	(1,284,662)
	$248,269	$267,910

Software and Web Development Costs

Software and web development costs consist of the following:
	September-2008	December-2007
Cost	$5,265,285	$4,326,246

Property and Equipment

Property and equipment consist of the following:
	September-2008	December-2007
Cost	$289,178	$279,607
Less: Accumulated Amortization	(213,135)	(190,282)
	$76,043	$89,325

Disclosure of Outstanding Share Data

Common Shares

Balance, June 30, 2008	9,587,024
Shares Issued:	-
Balance, September 30, 2008	9,587,024
Shares Issued:
Private Placement October 14, 2008	2,857,143
Balance, November 27, 2008	12,444,167

Options

There has been no change in the number of options outstanding from the prior period.  As of November 27, 2008, there are 718,833 options outstanding.

Warrants

Balance, September 30, 2008	-
Warrants Issued:
Private Placement October 14, 2008	2,142,858
Balance, November 27, 2008[1]	2,142,858

Compensation warrants

Balance, September 30, 2008	-
Compensation Warrants Issued:
Private Placement October 14, 2008	171,428
Balance, November 27, 2008[2]	171,428

Changes in Accounting Policies Including Initial Adoption

Effective January 1, 2008, the Company has adopted the following Sections issued or amended by the CICA:

Section 1400, General Standards of Financial Statement Presentation
Section 1535, Capital Disclosures
Section 3862, Financial Instruments Disclosures
Section 3863, Financial Instruments Presentation

Adoption of these new accounting standards has no material impact on the amounts reported in the Company’s financial statements as they relate primarily to disclosure.

Adoption of International Financial Reporting Standards

In January 2006, the Accounting Standards Board announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for years beginning on or after January 1, 2011. These changes reflect a global shift to IFRS and they are intended to facilitate capital flows and bring greater clarity and consistency to financial reporting in the global marketplace. The Company is in the process of completing the scoping phase of its conversion plan which has a timeline for assessing resources and training, analyzing key differences, and selecting accounting policies under IFRS.

Policies and Procedures

The Company did not maintain a complete set of policies and procedures governing decision and authorization processes. As such, reliance was placed on Management’s substantive review of period-end balances, transactions recorded in each period, scrutiny of business activity and centralized cash Management to detect errors and ensure the financial statements do not contain material misstatements. The Company assigned dedicated staff to formulate a plan, using a generally recognized framework, to document key processes and controls, and initiated the creation of a comprehensive set of policies and procedures. The ongoing efforts including the documentation and implementation of these processes will continue in 2008.

Segregation of Duties

The Company is reliant on the performance of compensating procedures during its financial period-end closing process in order to ensure that the financial statements are presented fairly and accurately, in all material respects. Additional compensating control procedures have been performed in the preparation of our financial statements to ensure their reliability.
These Compensating Controls Include:

•  Review of all balances and reconciliations;
•  Review of bank registers and disbursement details in risk locations; and
•  Analytical review and analysis of performance against expectations.

During the first quarter, the Company enhanced internal controls over financial reporting by introducing the following additional changes:

•  Improved budgetary controls; and
•  Strengthened technical expertise in the accounting and finance areas of the organization.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected.

Foreign Currency Risk

We operate one segment of our business in China, and a substantial portion of our operating expenses and development expenditures are in Canadian dollars, whereas our revenue (current and potential) from co-publishing agreements are, and will be, primarily in US dollars.  A significant adverse change in foreign currency exchange rates between the Canadian dollar relative to the US dollar could have a material effect on our consolidated results of operations, financial position or cash flows. We have not hedged exposures denominated in foreign currencies at this time.

Risk Factors Associated to Lingo Media’s English Language Learning Publishing

Business and A+’s Early Childhood Development Publishing Business

We have not generated significant revenue to date in China or in Canada, nor can we be assured of generating significant future revenues.

If we are unable to protect our intellectual property rights in China, our competitors may develop and market products with similar features that may reduce demand for our products.  It is nonetheless, difficult at best to protect intellectual property rights in China.

If our major customer and distributors of our products in China fail to devote sufficient time and resources to our business, or if their performance is substandard, our revenues will be adversely affected.

We currently have a single key customer in China that represents over 17% (2007: 10%) of the Company’s overall revenues.

We have no experience in directly distributing our products in China and no internal capability to do so yet.

Competition in the educational publishing industry in China is intense, and if we fail to compete effectively our financial results will suffer.

We have and will continue to establish collaborative relationships, and those relationships may expose us to a number of other unidentifiable risks.

If we are unable to retain key personnel and hire additional qualified sales and marketing, and other personnel, we may not be able to successfully achieve our goals.

We have international operations that expose us to additional business risks.

We may incur losses associated with foreign currency fluctuations.

Our share price may be volatile, and an investment in our common shares could suffer a decline in value.

Future sales of common shares by us or our existing shareholders may cause our stock price to fall.

We have never paid dividends on our common shares, and we do not anticipate paying any cash dividends in the foreseeable future.

Risk Factors Associated with Speak2Me’s Business

Early Stage of Development

Speak2Me is at an early stage of development in its business. There can be no assurance that Speak2Me's business will be profitable. There can be no assurance that Speak2Me will be able to generate sufficient activity to be profitable in the future and Speak2Me's limited operating history makes an evaluation of its prospects difficult.

Competitive Markets

Speak2Me operates in competitive and evolving markets locally, nationally and globally. These markets are subject to rapid technological change and changes in customer preferences and demand. There can be no assurance that Speak2Me will be able to obtain market acceptance or compete for market share. Speak2Me must be able to keep current with the rapidly changing technologies, to adapt its services to evolving industry standards and to improve the performance and reliability of its services. New technologies could enable competitive product offerings and adversely affect Speak2Me and its failure to adapt to such changes could seriously harm its business.

Economic Conditions

Unfavourable economic and market conditions could increase Speak2Me's financing costs, reduce demand for its products and services, limit access to capital markets and negatively impact any access to future credit facilities for Speak2Me. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns.

Need for Additional Financing

The business plan calls for revenue generation to begin in Q-4 2008, and Speak2Me will require additional funds for sales and marketing. Failure to obtain additional financing will result in significant delays in developing new products and markets. If Speak2Me is unsuccessful in raising the additional financing called for in its Business Plan, Speak2Me is confident it can continue operations with a series of smaller financings, but would be forced to scale back its sales and expansion plans.

Dependence on Key Personnel

Speak2Me will be dependent upon the efforts, performance and commitment of its senior officers and directors, who are responsible for the future development of Speak2Me's business. Shareholders and investors will be relying upon the business judgment, expertise and integrity of Speak2Me's senior officers and directors. To the extent that the services of any senior officers or directors would be unavailable for any reason, a disruption to the operations of Speak2Me could result, and other persons would be required to manage and operate Speak2Me. Speak2Me's future success will also depend in large part upon its ability to attract and retain highly skilled personnel. There can be no assurance that Speak2Me will be successful in attracting and retaining such personnel.

Acceptance of Corporate Advertising in an Educational Context

Speak2Me’s market research indicates that potential advertisers and its target demographic is receptive to the placement of corporate advertising in the context of a website devoted to education. However, Speak2Me is aware of the risk of political change in any country in which it is operating which may mean a Ministry of Education is no longer willing to accept corporate advertising within its student network.

Parents and Students are Unwilling to Pay for Online Services

Offline English Language Learning (ELL) instruction is a growing industry, but attempts to attract large numbers of paying students to subscription based ELL services have largely failed. Given that online consumption patterns in China are largely following trends already established in the West, and given that few industries and companies in the West have been able to establish thriving subscription-supported online services, a pure subscription model is unlikely to succeed in China.

Growth of Internet Advertising

Speak2Me is aware that the level of Internet advertising is currently low, especially in Asia and Latin American countries. Speak2Me's forecast profitability is highly dependent on the assumption that Internet advertising will grow rapidly. The market for Internet advertising, content and services is intensely competitive and rapidly evolving. Speak2Me expects that competition will continue to increase, including in its target market. It is not difficult to enter this market, and current and new competitors, including companies in traditional media, can launch Internet sites rapidly.

Speak2Me Must Generate Online Advertising Revenue

Speak2Me’s future success depends in part on its ability to establish, increase and sustain online advertising revenue, and therefore market and advertiser acceptance of  Speak2Me's services will be important to the success of Speak2Me’s business. Speak2Me’s ability to generate advertising revenue will be directly affected by the number of users of its service. Speak2Me’s ability to generate advertising revenue will also depend on several other factors, including the level and type of market penetration of Speak2Me’s service, broadening its relationships with advertisers, its user base being attractive to advertisers, its ability to derive better demographic and other information from users, competition for advertising funds from other media and changes in the advertising industry and economy generally. Speak2Me’s expense levels are based in part on expectations of future revenue. Speak2Me may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall. Speak2Me anticipates that some of its advertising customers will not allow Speak2Me to place their advertisements next to other advertisements. Speak2Me may not always be successful at accommodating these orders. In such situations, inability to fulfill competing orders might cause Speak2Me to lose a potentially significant amount of revenue, particularly if the customer that cannot be accommodated chooses not to advertise with Speak2Me.

Maintenance of User Relationships

The ability of Speak2Me to attract and maintain users requires that it provide a competitive offering of products and services that meet the needs and expectations of its users. Speak2Me's ability to satisfy the needs or demands of its users may be adversely affected by factors such as the inability or failure to identify changing client needs or expectations or the inability to adapt in a timely and cost-effective manner to innovative products and services offered by competitors. In addition, Speak2Me must continue to attract and retain users to compete successfully for advertising revenue. Speak2Me cannot be sure that it will compete successfully with current or future competitors in sustaining or growing Speak2Me’s web site traffic levels and user levels. If Speak2Me fails to attract and retain more users, Speak2Me’s market share, brand acceptance and revenue would not scale, which would have a material adverse effect on Speak2Me’s business, financial condition and results of operations.

Create Content and Services Accepted by Users

Speak2Me’s success is dependent upon its ability to deliver original and compelling content and services for its online English language instruction software that attract and retain users in its target market. Speak2Me’s ability to successfully develop and produce content and services is subject to numerous uncertainties, including the ability to:

•  Anticipate and successfully respond to rapidly changing consumer tastes and preferences;
•  Fund new content development;
•  Attract and retain qualified editors, writers, producers, and technical personnel;
•  Build brand loyalty among users; and
•  Build a sense of community among users and encourage use of the interactive features on Speak2Me’s website.

Failure of Speak2Me’s Delivery Infrastructure to Perform Consistently

Speak2Me’s success as a business depends, in part, on its ability to provide consistently high quality online services to users via the Speak2Me Delivery Infrastructure. There is no guarantee that the Speak2Me Delivery Infrastructure and/or Speak2Me’s software will not experience problems or other performance issues. If the Speak2Me Delivery Infrastructure or software fails or suffers performance problems, then it would likely affect the quality and interrupt the continuation of Speak2Me’s service and significantly harm Speak2Me’s business.

Speak2Me’s Delivery Infrastructure is susceptible to natural or man-made disasters such as earthquakes, floods, fires, power loss and sabotage, as well as interruptions from technology malfunctions, computer viruses and hacker attacks. Other potential service interruptions may result from unanticipated demands on network infrastructure, increased traffic or problems in customer service. Significant disruptions in the Speak2Me Delivery Infrastructure could harm Speak2Me’s goodwill and the Speak2Me brand and ultimately could significantly and negatively impact the amount of revenue it may earn from its service.  Like all Internet transmissions, Speak2Me’s services may be subject to interception and malicious attack. Pirates may be able to obtain or copy Speak2Me’s products without paying fees to Speak2Me. The Speak2Me Delivery Infrastructure is exposed to spam, viruses, worms, spyware, denial of service or other attacks by hackers and other acts of malice. Speak2Me uses security measures intended to make theft of its software more difficult. However, if Speak2Me is required to upgrade or replace existing security technology, the cost of such security upgrades or replacements could have a material adverse effect on Speak2Me’s financial condition, profitability and cash flows.

Limited Intellectual Property Protection

Speak2Me relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. In addition, Speak2Me’s success may depend, in part, on its ability to obtain patent protection and operate without infringing the rights of third parties. There can be no assurance that, once filed, Speak2Me’s patent applications will be successful, that Speak2Me will develop future proprietary products that are patentable, that any issued patents will provide Speak2Me with any competitive advantages or will not be successfully challenged by any third parties or that the patents of others will not have an adverse effect on the ability of Speak2Me to do business. In addition, there can be no assurance that others will not independently develop similar products, duplicate some or all of Speak2Me’s products or, if patents are issued to Speak2Me, design their products so as to circumvent the patent protection held by Speak2Me. Speak2Me will seek to protect its product documentation and other written materials under trade secret and copyright laws which afford only limited protection. Despite precautions taken by Speak2Me, it may be possible for unauthorized third parties to copy aspects of Speak2Me’s business and marketing plans or future strategic documents or to obtain and use information that Speak2Me regards as proprietary. There can be no assurance that Speak2Me’s means of protecting its proprietary rights will be adequate or that Speak2Me’s competitors will not independently develop similar or superior technology. Litigation may be necessary in the future to enforce Speak2Me’s intellectual property rights, to protect Speak2Me’s trade secrets or to determine the validity and scope of the propriety rights of others. Such litigation could result in substantial costs and diversion of resources.

Government Regulation and Licensing

The operations of Speak2Me may be subject to Canadian and foreign provincial state and federal regulations and licensing. There can be no assurance that Speak2Me will be able to comply with the regulations or secure and maintain the required licensing for its operations. Government regulation and licensing could seriously impact Speak2Me's ability to achieve its financial and operational objectives. Speak2Me is subject to local, state, federal, and international laws affecting companies conducting business on the Internet, including user privacy laws, laws giving special protection to children, regulations prohibiting unfair and deceptive trade practices and laws addressing issues such as freedom of expression, pricing and access charges, quality of products and services, taxation, advertising, intellectual property rights and information security. The restrictions imposed by and the costs of complying with, current and possible future laws and regulations related to its business could limit Speak2Me’s growth and reduce its client base and revenue.

Operating in Foreign Jurisdictions

Speak2Me’s current and future development opportunities relate to geographical areas outside of Canada. There are a number of risks inherent in international business activities, including government policies concerning the import and export of goods and services, costs of localizing products and subcontractors in foreign countries, costs associated with the use of foreign agents, potentially adverse tax consequences, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, nationalization and possible social, labour, political and economic instability. There can be no assurance that such risks will not adversely affect Speak2Me’s business, financial condition and results of operations. Furthermore, a portion of Speak2Me’s expenditures and revenues will be in currencies other than the Canadian dollar. Speak2Me’s foreign exchange exposure may change over time with changes in the geographic mix of its business activities. Foreign currencies may be unfavourably impacted by global developments, country-specific events and many other factors. As a result, Speak2Me’s future results may be adversely affected by significant foreign exchange fluctuations.

Approval

The Audit Committee of Lingo Media has approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

1 Each whole Warrant is exercisable to acquire one further Common Share for a period of 24 months from September 15, 2008 (the "Closing Date"): (i) at a price of $4.00 for a period of 12-months from the Closing Date, (ii) at a price of $6.00 per Common Share if exercised between 12-18 months from the Closing Date, and (iii) at a price of $8.00 per Common Share if exercised between 18-24 months from the Closing Date.

2 Each Compensation Warrant is exercisable to acquire one Common Share for a period of 12 months from October 14, 2008 at a price of $2.00 per share.